InspireMD, Inc.

6303 Waterford District Drive Suite 215

Miami, Florida 33126

August 12, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	InspireMD, Inc. (CIK 0001433607)
Registration Statement No. 333-289292 on Form S-3 (the “Registration Statement”)

Ladies and Gentlemen:

InspireMD, Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on August 14, 2025 at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, P.A., by calling Raffael Fiumara at (305) 579-0532. The Company hereby authorizes Mr. Fiumara to orally modify or withdraw this request for acceleration.

Very truly yours,

INSPIREMD, INC.

By:	/s/ Michael Lawless
Michael Lawless
Chief Financial Officer